RECEIVED FEB 22 2007 WASH. D.C. 199 SECTION MAIL PROCESSING

07001940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-66069

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER Primary Capital LLC
F/K/A DRF BUSINESS AND FINANCIAL SERVICES, LLC

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 REVERE DRIVE, SUITE 725
(No. and Street)

NORTHBROOK	ILLINOIS	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

IVY DAILY 312-421-5050
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA, CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 04 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

3/29

DRF BUSINESS AND FINANCIAL SERVICES, LLC
(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2006

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

To the Member
DRF Business and Financial Services, LLC
Northbrook, Illinois

I have audited the accompanying statement of financial condition of DRF Business and Financial Services, LLC as of December 31, 2006. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of DRF Business and Financial Services, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

February 16, 2007

DRF BUSINESS AND FINANCIAL SERVICES, LLC
(An Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS		
Cash in Bank		$ 2,739
Due from Broker		5,354
Prepaid Expenses		2,693
Total Current Assets		$10,786
TOTAL ASSETS		$10,786

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES		$ -
MEMBER'S CAPITAL		
Member's Capital	$ 10,187	
Member's Contributions	4,100	
Net (Loss) for the Year	(3,501)	
Total Member's Capital		10,786
TOTAL LIABILITIES AND MEMBER'S CAPITAL		$ 10,786

The accompanying notes to the financial statements are an integral part of this statement.

DRF BUSINESS AND FINANCIAL SERVICES, LLC
(An Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

DRF Business and Financial Services, LLC (the Company) was organized as an Illinois Limited Liability Company. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is licensed as a broker dealer, but has not yet started doing business as such. The Company does no underwriting, carries no customer accounts and has no inventory of marketable securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The Company's net income and losses flow through directly to its member's tax return. Therefore no federal or state income taxes are reflected herein.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies. Therefore, no adjustments to the financial statements were required.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2006 the Company had net a capital and net capital requirements of $8,093 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

END